Exhibit 99.1

FOR IMMEDIATE RELEASE

JOINT NEWS RELEASE

RIO ALTO AND SULLIDEN COMPLETE PLAN OF ARRANGEMENT

August 5, 2014

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM,) and Sulliden Gold Corporation Ltd. (“Sulliden”) (TSX & BVL: SUE, OTCQX: SDDDF) have completed the previously announced plan of arrangement (the “Arrangement”), pursuant to which Rio Alto acquired all of the issued and outstanding common shares of Sulliden (“Sulliden Shares”). As of today, and including the 151,694,886 Rio Alto common shares issued as consideration under the Arrangement, Rio Alto has 328,802,568 common shares issued and outstanding. No Rio Alto common shares were issued under the Arrangement in respect of the 26,966,292 Sulliden Shares that were held by Rio Alto immediately prior to the completion of the Arrangement. Please refer to the joint press release of Rio Alto and Sulliden dated May 28, 2014 for additional information regarding these Sulliden Shares. An additional 20,905,870 Rio Alto common shares have been reserved for issuance in connection with new Rio Alto options issued to the former option holders of Sulliden and in connection with the Rio Alto common shares that may be issued upon the exercise of existing warrants to purchase Sulliden common shares.

In connection with the Arrangement, two Sulliden nominees joined the Board of Directors of Rio Alto, being Mr. Peter Tagliamonte, the Co-Chairman and CEO of Sulliden prior to the Arrangement and Bruce Humphrey, a Director of Sulliden prior to the Arrangement.

Alex Black, President and Chief Executive Officer of Rio Alto, stated, “We are very excited about the prospects of Rio Alto and the value proposition we are able to deliver to our shareholders based on strong existing gold production at La Arena and future gold production at Shahuindo. The similarities and proximity of Shahuindo to our La Arena mine allow us to leverage the core skills of our management and operating teams and with the transaction now complete, we are eager to focus our efforts on increasing oxide reserves at La Arena and building Shahuindo. We have begun the process of integrating Sulliden’s operations with our own and continue to identify value generative opportunities as we prepare to deliver on our commitment of gold production at Shahuindo by late 2015 or early 2016.”

Former Sulliden shareholders were also issued 31,590,893 common shares in Sulliden Mining Capital Inc. (“SpinCo”) that are expected to commence trading on the Toronto Stock Exchange on or about August 11, 2014 under the ticker symbol “SMC”. Pursuant to the Arrangement, SpinCo assumed Sulliden’s interests in the East Sullivan property near the town of Val D’Or in Québec.

It is expected that Sulliden’s shares will cease trading and will be delisted from the TSX, BVL and the OTCQX in approximately 2-3 business days in accordance with the rules of the TSX, BVL and OTCQX.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF

RIO ALTO MINING LIMITED

Alexander Black
President, Chief Executive Officer and Director

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of United States and Canadian securities laws, respectively. The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning the timing of de-listing from the TSX, BVL and the OTCQX, and the date on which the SpinCo shares are expected to begin trading.

In respect of the forward-looking statements and information concerning the anticipated timing for delisting from the TSX and OTCQX and listing and trading of the SpinCo shares, Rio Alto and SpinCo have provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the ability of Rio Alto and SpinCo to receive, in a timely manner, the regulatory approvals. This may change for a number of reasons, including inability to secure approvals in the time assumed. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

The forward-looking statements and information contained in this news release are made as of the date hereof and Rio Alto undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.

FOR FURTHER INFORMATION WITH RESPECT TO RIO ALTO, CONTACT:

Alexander Black, President & CEO	Alejandra Gomez, Investor Relations
Phone: +511 625 9900	Phone: 604.628.1401
Fax: 866.393.4493	Fax: 866.393.4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com
Web: www.rioaltomining.com

FOR FURTHER INFORMATION WITH RESPECT TO SPINCO, CONTACT:

Justin Reid CEO
Phone: 416.216.5446
Email: jreid@sulliden.com